Rule 424(b)(1) Prospectus
Registration No. 333-104248
Date: June 29, 2005
PROSPECTUS

Lodgian, Inc.

4,773,908 Shares of Common Stock

      The selling stockholders identified in this prospectus are offering to sell up to 4,773,908 shares of common stock of Lodgian, Inc. The selling stockholders acquired a portion of these securities on or after November 25, 2002 in connection with the consummation of Lodgian’s Joint Plan of Reorganization and received the remaining securities on June 25, 2004 in exchange for shares of Lodgian Series A preferred stock that had been acquired in connection with the consummation of the Joint Plan of Reorganization. Lodgian agreed to register the securities pursuant to a Registration Rights Agreement between Lodgian and certain of the selling stockholders dated November 25, 2002 and, with respect to shares of common stock received in exchange for shares of Lodgian Series A preferred stock, a Registration Rights Agreement between Lodgian and the selling stockholders dated June 21, 2004.

      The selling stockholders may sell the securities from time to time in public transactions or in privately negotiated transactions, without limitation, through any means described in the section hereof entitled “Plan of Distribution,” at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders.

      The selling stockholders will receive all of the net proceeds from the sales of the securities. These stockholders will pay all selling commissions, if any, applicable to the sale of the securities. Lodgian will not receive any proceeds from the sale of the securities.

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, a selling stockholder, is a registered broker-dealer, and thus is deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended. When a selling stockholder or participating broker or dealer is deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, any profit on the sale of the securities by the selling stockholder and any commissions or discounts received by that broker or dealer may be deemed to be underwriting compensation under the Securities Act.

      Lodgian’s common stock is listed on the American Stock Exchange under the symbol “LGN”. The closing price of Lodgian’s common stock as reported on the American Stock Exchange on June 28, 2005 was $10.50.

      You should read this prospectus and any supplements carefully before you invest. Lodgian strongly recommends that you read carefully the risks it describes in this prospectus as well as any accompanying prospectus supplements, as well as the risk factors in its most current reports to the Securities and Exchange Commission, for a fuller understanding of the risks and uncertainties that Lodgian faces. See the “Risk Factors” section of this prospectus beginning on page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 29, 2005

      The information contained in this prospectus is not complete and may be changed. You should only rely on the information provided in this prospectus or incorporated by reference herein or in any supplement to this prospectus. Lodgian has not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that Lodgian filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading “Where You Can Find More Information.”

THE COMPANY

      Lodgian, Inc. is one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms, as reported by Hotel Business in the 2005 Green Book issue published in December 2004. We are considered an independent owner and operator because we do not operate our hotels under our own name. We operate substantially all of our hotels under nationally recognized brands, such as “Crowne Plaza,” “Hilton,” “Holiday Inn” and “Marriott.” As of May 1, 2005, we operated 83 hotels, with an aggregate of 15,681 rooms, located in 31 states and Canada. Of the 83 hotels we operated as of May 1, 2005, 76 hotels, with an aggregate of 13,718 rooms, are part of our continuing operations, while seven hotels, with an aggregate of 1,963 rooms, are held for sale.

      Our portfolio of 83 hotels consists of 78 hotels that we wholly own and operate through subsidiaries, three hotels that we operate in joint ventures in which we have a 50% or greater voting equity interest and exercise control, and one hotel that we operate in a joint venture in which we have a 30% non-controlling equity interest.

      Our hotels are primarily full-service properties that offer food and beverage services, meeting space and banquet facilities and compete in the midscale and upscale market segments of the lodging industry. We operate all but two of our hotels under franchises obtained from nationally recognized hospitality franchisors. We operate 55 of our hotels under franchises obtained from InterContinental Hotels Group as franchisor of the Crowne Plaza, Holiday Inn, Holiday Inn Select and Holiday Inn Express brands. We operate 16 of our hotels under franchises obtained from Marriott International as franchisor of the Marriott, Courtyard by Marriott, Fairfield Inn by Marriott, Residence Inn by Marriott and Springhill Suites by Marriott brands. We operate another nine hotels under other nationally recognized brands. We believe that these strong national brands afford us many benefits, such as guest loyalty and market share premiums.

      Our corporate office is located in Atlanta, Georgia.

RECENT EVENTS

      Lodgian was formed as a new parent company in a merger of Servico, Inc. and Impac Hotel Group, LLC in December 1998. Servico was incorporated in Delaware in 1956 and was an owner and operator of hotels under a series of different entities. Impac was a private hotel ownership, management and development company organized in Georgia in 1997 through a reorganization of predecessor entities. After the consummation of the merger, our portfolio consisted of 142 hotels.

      Between December 1998 and the end of 2001, a number of factors, including our heavy debt load, a lack of available funds to maintain the quality of our hotels, a weakening U.S. economy, and the severe decline in travel in the aftermath of the terrorist attacks of September 11, 2001, combined to place adverse pressure on our cash flow and liquidity. As a result, on December 20, 2001, Lodgian and substantially all of our subsidiaries that owned hotels filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. At the time of the Chapter 11 filing, our portfolio consisted of 106 hotels.

      Following the effective date of our reorganization, we emerged from Chapter 11 with 97 hotels, eight of our hotels having been conveyed to a lender in satisfaction of outstanding debt obligations and one having been returned to the lessor of a capital lease of the property. Of these 97 hotels, 78 hotels emerged from Chapter 11 on November 25, 2002, 18 hotels emerged from Chapter 11 on May 23, 2003 and one hotel never filed under Chapter 11.

      Pursuant to our portfolio improvement strategy, during 2003 and through May 1, 2005, we sold 15 hotels, two land parcels and our one office building. As of May 1, 2005, our portfolio consists of 83 hotels, 76 of which are reflected in continuing operations (including one hotel that we do not consolidate).

      On April 27, 2004, our Board of Directors authorized a reverse stock split of our common stock in a ratio of one-for-three (1:3). The reverse split affected all of our issued and outstanding common shares, warrants and stock options. The record date for the reverse split was April 29, 2004 and our new common stock began trading under the split adjustment on April 30, 2004. Fractional shares which resulted from the reverse stock split were paid in cash. Each holder of a fractional share of common stock after the effective date of the reverse split was paid cash equal to the product of (i) the average of the closing prices of the common stock for the last ten trading days prior to April 30, 2004, multiplied by (ii) the fraction of a share of common stock held by such holder.

      On June 25, 2004, we completed a public offering of 18,285,714 shares of common stock at $10.50 per share. Net proceeds of $176.2 million from the offering have been and are being used to redeem our Series A preferred stock, fund capital expenditures, fund a reserve account pursuant to requirements in our debt refinancing and for general corporate purposes and our growth strategy. In addition, immediately following the offering, the selling stockholders exchanged 1,483,558 shares of Lodgian Series A preferred stock held by them for 3,941,115 shares of common stock, at the public offering price. The shares of common stock received in the exchange are being registered in this prospectus.

      We also completed a refinancing of $370 million of our outstanding mortgage debt on June 25, 2004. The floating rate portion of the refinanced debt consists of a $110 million two-year loan (with three one-year extension options if certain conditions are met) bearing interest at LIBOR plus 3.40% and secured by 29 hotels (24 hotels after asset sales through March 1, 2005). The fixed rate portion of the refinanced debt consists of a $260 million five-year loan bearing interest at 6.58% and secured by 35 hotels. Merrill Lynch Mortgage Lending, Inc., an affiliate of one of the selling stockholders, provided the refinancing.

      On July 26, 2004, we redeemed all outstanding shares of our Series A preferred stock. Pursuant to its terms, the Series A preferred stock was redeemed at a redemption price of $28.16 per share, which equaled 104% of the sum of the $25.00 per share initial liquidation value of the Series A preferred stock plus accrued and unpaid dividends.

RISK FACTORS

An investment in the shares of our common stock involves a high degree of risk. In addition to the other information in this prospectus, the following risk factors, as well as the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2004 and our other filings with the SEC should be considered carefully in evaluating an investment in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, cash flow, liquidity and prospects are likely to suffer. In that case, the trading price of our common stock could decline and you may lose part or all of your investment in our common stock.

We may not be able to meet the requirements imposed by our franchisors in our franchise agreements and therefore could lose the right to operate one or more hotels under a national brand.

      We operate substantially all of our hotels pursuant to franchise agreements with franchisors for nationally recognized hotel brands. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. The standards are subject to change over time. Compliance with any new standards could cause us to incur significant expenses and capital expenditures.

      If we do not comply with standards or terms of any of our franchise agreements, those franchise agreements may be terminated after we have been given notice and an opportunity to cure the noncompliance or default. As of March 1, 2005, we have been notified that we were not in compliance with some of the terms of 12 of our franchise agreements and have received default and termination notices from franchisors with respect to an additional nine hotels. We cannot assure you that we will be able to complete our action plans (which we estimate will cost approximately $9.7 million) to cure the alleged instances of noncompliance and default prior to the specified termination dates or be granted additional time in which to cure any defaults or noncompliance.

      In addition, as part of our bankruptcy reorganization proceedings, we entered into stipulations with each of our major franchisors setting forth a timeline for completion of capital expenditures for some of our hotels. However, as of March 1, 2005, we have not completed the required capital expenditures for 20 hotels in accordance with the stipulations and we estimate that the cost of completing these required capital expenditures is $11.7 million. As of March 1, 2005, approximately $5.3 million is deposited in escrow with the Company’s lenders to be applied to the capital expenditure obligations, pursuant to the term of the respective loan agreements signed with these lenders. The franchisor could therefore seek to declare its franchise agreement in default and could seek to terminate the franchise agreement.

      If a franchise agreement is terminated, we will either select an alternative franchisor or operate the hotel independently of any franchisor. However, terminating or changing the franchise affiliation of a hotel could require us to incur significant expenses, including franchise termination payments and capital expenditures associated with the change of a brand. Moreover, the loss of a franchise agreement could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated guest loyalty, name recognition, marketing support and centralized reservation systems provided by the franchisor. Loss of a franchise agreement may result in a default under, and acceleration of, the related mortgage debt. In particular, we would be in default under our refinanced mortgage debt with Merrill Lynch Mortgage Lending, Inc. (the “Refinancing Debt”) if we experience either:

•	multiple franchise agreement defaults and the continuance thereof beyond all notice and grace periods for hotels whose allocated loan amounts total 10% or more of the outstanding principal amount of such Refinancing Debt;

•	with regards to the Merrill Lynch Mortgage floating rate refinancing debt, either the termination of franchise agreements for more than two properties or the termination of franchise agreements for hotels whose allocated loan amounts represent more than 5% of the outstanding principal amount of the floating rate debt, and such hotels continue to operate for more than five consecutive days without being subject to replacement franchise agreements;

•	with regards to the Merrill Lynch Mortgage fixed rate refinancing debt, either the termination of franchise agreements for more than one property or the termination of franchise agreements for hotels whose allocated loan amounts represent more than 5% of the outstanding principal amount of the fixed rate loan, and such hotels continue to operate for more than five consecutive days without being subject to replacement franchise agreements; or

•	a franchise termination for any hotel currently subject to a franchise agreement that remains without a franchise agreement for more than six months.

      A single franchise agreement termination could materially and adversely affect our revenues, cash flow and liquidity. We are not currently in default under any of the terms of the Merrill Lynch Refinancing Debt described above.

      In addition, our loan agreements generally prohibit a hotel from operating without a national franchise affiliation, and the loss of such an affiliation could trigger a default under one or more such agreements. The 21 hotels that are either in default or non-compliance under their respective franchise agreements secure an aggregate of $390.4 million of mortgage debt at March 1, 2005 due to cross-collateralization provisions.

      In connection with our equity offering and the Refinancing Debt, Marriott required that we enter into new franchise agreements for all 15 of our Marriott-branded hotels owned at the time and we pay a fee aggregating approximately $0.5 million, of which $0.1 million has been paid, and $0.4 million is payable in 2007, subject to offsets. In connection with our agreement, Marriott may review the capital improvements we have made at our Marriott franchised hotels in 2004, and in its reasonable business judgment require us to make additional property improvements and to place amounts into a reserve account for the purpose of funding those property improvements.

      Our current franchise agreements, generally of 5 to 20 years duration, terminate at various times and have differing remaining terms. As a condition to renewal of the franchise agreements, franchisors frequently contemplate a renewal application process, which may require substantial capital improvements to be made to the hotel and increases in franchise fees. A significant increase in unexpected capital expenditures and franchise fees would adversely us.

Hotels require a high level of capital expenditures, maintenance and repairs and if we are not able to meet these requirements of our hotels appropriately, our business and operating results will suffer.

      In order to maintain our hotels in good condition and attractive appearance, it is necessary to replace furnishings, fixtures and equipment periodically, generally every five to seven years, and to maintain and repair public areas and exteriors on an ongoing basis. Due to a lack of available funds, made worse by our heavy debt load, weakness in the U.S. economy, and the severe decline in travel in the aftermath of the terrorist attacks of September 11, 2001, we deferred many capital expenditures. In addition, the hurricanes that hit the Southeastern United States in August and September 2004 caused extensive damage to six of our hotels, and we will incur capital expenditures on these hotels to the extent that the necessary repairs are not reimbursable by insurance. If we do not make needed capital improvements, we could lose our share of the market to our competitors and our hotel occupancy and room rates could fall. Further, the process of renovating a hotel can be disruptive to operations, and a failure to properly plan and execute renovations and to schedule them during seasonal declines in business can result in renovation displacement, an industry term for a temporary loss of revenue due to implementing renovations. We also risk termination of franchise agreements at the affected properties due to non-compliance with the terms of the franchise agreements.

Most of our hotels are pledged as collateral for mortgage loans, and we have a significant amount of debt that could limit our operational flexibility or otherwise adversely affect our financial condition.

      As of December 31, 2004, we have $446.0 million of total long-term debt outstanding including both continuing and discontinued operations ($393.1 million of which is associated with our continuing operations, net of the current portion). We are subject to the risks normally associated with significant amounts of debt, such as:

•	We may not be able to repay, refinance or extend our maturing indebtedness on favorable terms or at all. If we are unable to refinance or extend the maturity of our maturing indebtedness, we may not otherwise be able to repay such indebtedness. Debt defaults could lead us to sell one or more of our hotels on unfavorable terms or, in the case of secured debt, convey the mortgaged hotel(s) to the lender, causing a loss of any anticipated income and cash flow from, and our invested capital in, such hotel(s);

•	81 of our consolidated hotels are pledged as collateral for existing mortgage loans as of December 31, 2004, which represented 97% of the book value of our hotel property, plant and equipment, net, as of December 31, 2004, and, as a result, we have limited flexibility to sell our hotels to satisfy cash needs;

•	Increased vulnerability to downturns in our business, the lodging industry and the general economy;

•	Our ability to obtain other financing to fund future working capital, capital expenditures and other general corporate requirements may be limited;

•	Our cash flow from operations may be insufficient to make required debt service payments, and we may be required to dedicate a substantial portion of our cash flow from operations to debt service payments, reducing the availability of our cash flow to fund working capital, capital expenditures, and other needs and placing us at a competitive disadvantage with other companies that have greater resources and/or less debt; and

•	Our flexibility in planning for, or reacting to, changes in our business and industry may be restricted, placing us at a competitive disadvantage to our competitors with greater financial strength than we have.

The terms of our debt instruments place many restrictions on us, which reduce operational flexibility and create default risks.

      Our debt instruments subject us to financial covenants, including leverage and coverage ratios. Our compliance with these covenants depends substantially upon the financial results of our hotels. In particular, our debt agreements with Merrill Lynch Mortgage require minimum debt yield and minimum debt service coverage ratios. The fixed rate and floating rate loans (“Refinancing Loans”) provide that when either (i) the debt yield for the hotels securing the respective loans for the trailing 12-month period is below 9% during the first year and 10%, 11%, 12% and 13% during each of the next four years of the loans, respectively (in the case of the floating rate loan, to the extent the loan is extended for a third, fourth or fifth year), or (ii) with respect to the floating rate loan, the debt service coverage ratio for the hotels securing the floating rate loan is below 1.30x in the fourth year of the loan, if extended, or 1.35x in the fifth year of the loan, if extended, excess cash flows produced by the mortgaged hotels securing the applicable loan (after payment of operating expenses, management fees, required reserves, service fees, principal and interest) must be deposited in a restricted cash account. These funds can be used for the prepayment of the applicable fixed or floating rate Refinancing Loan in an amount required to satisfy the applicable test, capital expenditures reasonably approved by the lender for the hotels securing the applicable loan, and up to an aggregate $3.0 million of scheduled principal and interest payments due under the applicable loan. Funds will no longer be deposited into the restricted cash account when the debt yield ratio and, if applicable, the debt service coverage ratio for the hotels securing the applicable Refinancing Loan are sustained above the minimum requirements for three consecutive months and there are no defaults. As of December 31, 2004, we were not in compliance with the debt yield ratio requirements of the floating rate loan and no cash amounts were being retained in the restricted cash account.

      Additionally, as of December 31, 2004, we were not in compliance with the debt service coverage ratio requirement of the loan from Column Financial secured by nine of our hotels, primarily due to the fact that one of the hotels securing this loan (New Orleans Airport Plaza Hotel) is not currently affiliated with a national brand and is undergoing a major renovation. We have entered into a franchise agreement with Radisson Hotels International, Inc. to rebrand this property as a Radisson in May 2005. The total investment we are making on the renovation of this property and its rebranding is $4.7 million. In addition, we will be completing capital expenditures of approximately $7.6 million on two other hotels in this loan pool in 2005.

      Additionally, as of December 31, 2004, we were not in compliance with the debt service coverage ratio requirement of the loan from Column Financial secured by one of our hotels in Phoenix, Arizona. The primary reason the debt service coverage ratio is below the required threshold is because the property underwent an extensive renovation in 2004 in order to convert the property from a Holiday Inn Select to a Crowne Plaza hotel. The renovation caused substantial revenue displacement which, in turn, negatively affected the financial performance of this hotel. Under the terms of the Column Financial loan agreement until the required DSCR is met, the lender is permitted to require the borrower to deposit all revenues from the mortgaged property into an account controlled by the lender. Accordingly, in December 2004, we were notified by the lender that we were in default of the debt service coverage ratio and would have to establish a restricted cash account whereby all cash generated by the property be deposited in an account from which all payments of interest, principal, operating expenses and impounds (insurance, property taxes and ground rent) would be disbursed. The lender may apply excess proceeds after payment of expenses to additional principal payments.

      Through our wholly-owned subsidiaries, we owe approximately $10.1 million under industrial revenue bonds secured by the Holiday Inns Lawrence, Kansas and Manhattan, Kansas hotels. For the year ended December 31, 2004, the cash flows of the two hotels were insufficient to meet the minimum debt service coverage ratio requirements. On March 2, 2005, we notified the trustee of the industrial revenue bonds which finance the Holiday Inns in Lawrence, Kansas and Manhattan, Kansas that we would not continue to make debt service payments. The Holiday Inn franchise agreements for both of these hotels expire on August 28, 2005, and each of these properties has a substantial amount of deferred capital expenditures. The failure to make debt service payments is a default under the bond indenture and also a default under the ground leases for these properties. We will attempt to restructure the debt on these hotels, but no assurance can be given that we will be successful in doing so. The trustee of the bonds may give notice of default, at which time we could remedy the default by depositing with the trustee an amount currently estimated at approximately $0.5 million. In the event a default is declared and not cured, the two hotels could be subject to foreclosure and we could be obligated pursuant to a partial guaranty of approximately $1.4 million. In addition, we could be obliged to pay our franchisor liquidated damages in the amount of $0.2 million. We have reclassified this debt to current liabilities because the debt became callable on March 2, 2005 when we did not make the March 1, 2005 debt service payment.

      The restrictive covenants in our debt documents may reduce our flexibility in conducting our operations and may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with our debt documents, including these restrictive covenants, may result in additional interest being due and would constitute an event of default, in some cases with notice or the lapse of time, that, if not cured or waived, could result in the acceleration of the defaulted debt and the sale or foreclosure of the affected hotels. As noted above, under certain circumstances the termination of a hotel franchise agreement could also result in the same effects. A foreclosure would result in a loss of any anticipated income and cash flow from, and our invested capital in, the affected hotel. No assurance can be given that we will be able to repay, through financings or otherwise, any accelerated indebtedness or that we will not lose all or a portion of our invested capital in any hotels that we sell in such circumstances.

Rising interest rates could have an adverse effect on our cash flow and interest expense.

      A significant portion of our capital needs are fulfilled by borrowings, and some of the indebtedness is subject to variable interest rates, primarily our floating rate debt with an outstanding balance of $102.6 million at December 31, 2004. In the future, we may incur additional indebtedness bearing interest at a variable rate, or we may be required to refinance our existing indebtedness at higher interest rates. Accordingly, increases in interest rates will increase our interest expense and adversely affect our cash flow, reducing the amounts available to make payments on our indebtedness, fund our operations and our capital expenditure program, make acquisitions or pursue other business opportunities.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and a cash shortfall could adversely affect our ability to fund our operations, planned capital expenditures and other needs.

      Our ability to make payments on our indebtedness and to fund our operations, planned capital expenditures and other needs will depend on our ability to generate cash in the future. Various factors could adversely affect our ability to meet operating cash requirements, many of which are subject to the operating risks inherent in the lodging industry and therefore are beyond our control. These risks include the following:

•	Dependence on business and leisure travelers, who have been and continue to be affected by threats of terrorism, or other outbreaks of hostilities, and new laws to counter terrorism which results in some degree of restriction on foreign travelers visiting the U.S.;

•	Cyclical overbuilding in the lodging industry;

•	Varying levels of demand for rooms and related services;

•	Competition from other hotels, motels and recreational properties, some of which may be owned or operated by companies having greater marketing and financial resources than we have;

•	Effects of economic and market conditions;

•	Decreases in air travel;

•	Fluctuations in operating costs;

•	Changes in governmental laws and regulations that influence or determine wages or required remedial expenditures;

•	Changes in interest rates and in the availability, cost and terms of credit; and

•	The perception of the lodging industry and companies in the debt and equity markets.

The value of our hotels and our ability to repay or refinance our debt are dependent upon the successful operation and cash flows of the hotels.

      The value of our hotels is heavily dependent on their cash flows. If cash flows decline, the hotel values may also decline and the ability to repay or refinance our debt could also be adversely affected. Factors affecting the performance of our hotels include, but are not limited to, construction of competing hotels in the markets served by our hotels, loss of franchise affiliations, the need for renovations, the effectiveness of renovations or repositionings in attracting customers, changes in travel patterns and adverse economic conditions.

      We may not be able to fund future capital needs, including necessary working capital, funds for capital expenditures or acquisition financing, from operating cash flow. Consequently, we may need to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all, which could materially and adversely affect our operating results, cash flow and liquidity. Any additional debt we incur will increase our leverage, which would reduce our operational flexibility and increase our risk exposure. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels and property encumbrances;

•	our current and expected future earnings;

•	our cash flow and cash needs; and

•	the market price per share of our common stock.

If we are not able to implement our growth strategy, we may not be able to improve our financial performance.

      We intend to pursue a full range of growth opportunities, including identifying hotels for renovation, repositioning, acquisition or investment. We cannot assure you that the execution of our growth strategy will produce improved financial performance at the affected hotels. We compete for growth opportunities with national and regional hospitality companies, many of which have greater name recognition, marketing support and financial resources than we do. Our ability to make acquisitions and investments is dependent upon, among other things, our relationships with owners of existing hotels, our ability to identify suitable joint venture partners and to identify and consummate joint venture opportunities, financing acquisitions and successfully integrating new hotels into our operations. We cannot assure you that suitable hotels for acquisition, investment, management or rebranding, or a desired nationally recognized brand in a particular market, will be available on favorable terms or at all. Our failure to compete successfully for acquisitions, to finance those acquisitions on favorable terms, or to attract or maintain relationships with hotel owners and major hotel investors, could adversely affect our ability to expand our system of hotels. An inability to implement our growth strategy successfully would limit our ability to grow our revenues, net income and cash flow.

Our current and future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and performance and any disputes that may arise between us and our joint venture partners.

      We currently have an ownership interest in five of our hotels through joint ventures. We anticipate that a significant portion of any future hotel acquisitions will be made through joint ventures, although no assurance can be given that we will identify suitable joint venture partners or opportunities or enter into joint venture agreements on favorable terms or at all. We generally will not be in a position to exercise sole decision-making authority regarding the hotels owned through such joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests, strategies or goals that are inconsistent with our business interests, strategies or goals and may be, and in cases where we have a minority interest will be, in a position to take actions contrary to our policies, strategies or objectives. Joint venture investments also entail a risk of impasse on decisions, such as acquisitions or sales, because neither we nor our joint venture partner would have full control over the joint venture. Any disputes that may arise between us and our joint venture partners may result in litigation or arbitration that could increase our expenses and could prevent our officers and/or directors from focusing their time and effort exclusively on our business strategies. Consequently, actions by or disputes with our joint venture partners might result in subjecting hotels owned by the joint venture to additional risks. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners.

Fresh start reporting will make future financial statements difficult to compare.

      In accordance with the requirements of SOP 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, we adopted fresh start reporting effective November 22, 2002. Because SOP 90-7 required us to reset our assets and liabilities to current fair value, our financial position, results of operations and cash flows for periods ending after November 22, 2002 will not be comparable to the financial position, results of operations and cash flows reflected in our historical financial statements for periods ending on or prior to November 22, 2002 included elsewhere in this prospectus. The use of fresh start reporting will make it difficult to assess our future prospects based on historical performance.

Our prior bankruptcy could adversely affect our operations going forward.

      On December 20, 2001, Lodgian and substantially all of our subsidiaries that owned hotels filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. Although Lodgian and affiliates owning 78 hotels officially emerged from bankruptcy on November 25, 2002, with another 18 hotels emerging on May 22, 2003, the adverse publicity and news coverage regarding our Chapter 11 reorganization and financial condition and performance could adversely affect our operations going forward. Our bankruptcy filing may have had an adverse affect on our credit standing with our lenders, certain suppliers and other trade creditors. This can increase our costs of doing business and can hinder our negotiating power with our lenders, certain suppliers and other trade creditors. The failure to negotiate favorable terms could adversely affect us.

We have a history of significant losses and we may not be able to successfully improve our performance to achieve profitability.

      We incurred cumulative net losses of $361.0 million from January 1, 1999 through December 31, 2004 and had an accumulated deficit of $81.9 million as of December 31, 2004. Our ability to improve our performance to achieve profitability is dependent upon a recovery in the general economy, combined with an improvement in the lodging industry specifically, and the successful implementation of our business strategy. Our failure to improve our performance could have a material adverse effect on our business, results of operations, financial condition, cash flow, liquidity and prospects. The economic downturn which commenced in early 2001 and the terrorist attacks of September 11, 2001 and the subsequent threat of terrorism resulted in a sharp decline in demand for hotels and affected our results during 2002 and 2003. The lodging industry experienced some recovery during the second half of 2003 and in 2004, but these trends need to continue in 2005 for us to generate positive cash flows essential to our growth and to the implementation of our business strategy. Although Smith Travel Research recently forecasted RevPAR growth for the U.S. lodging industry in 2005 due to rising occupancy and rates and an improving economy, this forecast does not apply specifically to our portfolio of hotels. Additionally, rising interest rates and energy costs, the troubled airline industry and continued threats to security could adversely affect the industry, resulting in our inability to meet profit expectations.

Acts and threats of terrorism, the ongoing war against terrorism, military conflicts and other factors have had and may continue to have a negative effect on the lodging industry and our results of operations.

      The terrorist attacks of September 11, 2001 and the continued threat of terrorism, including changing threat levels announced by the U.S. Department of Homeland Security, have had a negative impact on the lodging industry and on our hotel operations from the third quarter of 2001 to the present. These events have caused a significant decrease in occupancy and ADR in our hotels due to disruptions in business and leisure travel patterns and concerns about travel safety. In particular, major metropolitan area and airport hotels have been adversely affected by concerns about air travel safety and a significant overall decrease in the amount of air travel. We believe that uncertainty associated with subsequent terrorist threats and incidents, military conflicts and the possibility of hostilities with other countries may continue to hamper business and leisure travel patterns and our hotel operations for the foreseeable future, and if these matters worsen the effects could become materially more adverse.

We may be unable to sell real estate, including our assets held for sale, in a timely manner or at expected prices.

      As of March 1, 2005, we have eight hotels and a land parcel listed as assets available for sale; however, real estate assets generally cannot be sold quickly. No assurance can be given that we will be able to sell any of these hotels on favorable terms or at all. Furthermore, even if we are able to sell these hotels, we may not be able to realize any cash proceeds from the sales as all of the sales proceeds after paying off the related debt, or the sale may not be timely to provide cash needed to fund our working capital, capital expenditures and debt service requirements. If we lose the franchise of any of these properties for sale, the value of the hotel could decline, perhaps substantially. Inability to sell these properties could severely hamper our new strategy to own upscale and profitable hotels under popular brands, which could have adverse effects on our profitability.

Our expenses may remain constant or increase even if revenues decline.

      Certain expenses associated with owning and operating a hotel are relatively fixed and do not proportionately reduce with a drop in revenues. Consequently, during periods when revenues drop, we would be compelled to incur certain expenses which are fixed in nature. Moreover, we could be adversely affected by:

•	Rising interest rates;

•	Tightening of funding available to the lodging industry on favorable terms, or at all;

•	Increase in labor and related costs; and

•	Changes in, and as a result, increases in the cost of compliance with new government regulations, including those governing environmental, usage, zoning, and tax matters.

We may make acquisitions or investments that are not successful and that adversely affect our ongoing operations.

      We may acquire or make investments in hotel companies or groups of hotels that we believe complement our business. We lack experience in making corporate acquisitions. As a result, our ability to identify prospects, conduct acquisitions and properly manage the integration of acquisitions is unproven. If we fail to properly evaluate and execute acquisitions or investments, it may have a material adverse effect on our results of operations. In making or attempting to make acquisitions or investments, we face a number of risks, including:

•	Significant errors or miscalculations in identifying suitable acquisition or investment candidates, performing appropriate due diligence, identifying potential liabilities and negotiating favorable terms;

•	Reducing our working capital and hindering our ability to expand or maintain our business, including making capital expenditures and funding operations;

•	The potential distraction of our management, diversion of our resources and disruption of our business;

•	Overpaying by competing for acquisition opportunities with resourceful and cash-rich competitors;

•	Inaccurate forecasting of the financial impact of an acquisition or investment; and

•	Failure to effectively integrate acquired companies or investments into our company and achieving expected synergies.

Losses may exceed our insurance coverage or estimated reserves, which could impair our results of operations, financial condition and liquidity.

      We are self-insured up to certain amounts with respect to our insurance coverages. Various types of catastrophic losses, including those related to environmental, health and safety matters, may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed.

      We cannot assure you that:

•	the insurance coverages that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits);

•	we will not incur losses from risks that are not insurable or that are not economically insurable; or

•	current coverages will continue to be available at reasonable rates.

      Should a material uninsured loss or a loss in excess of insured limits occur with respect to any particular property, we could lose our capital invested in the property, as well as the anticipated income and cash flow from the property. Any such loss would have an adverse effect on our results of operations, financial condition and liquidity. In addition, if we are unable to maintain insurance that meets our debt and franchise agreement requirements, and if we are unable to amend or waive those requirements, it could result in an acceleration of that debt and impair our ability to maintain franchise affiliations.

      The hurricanes that hit the Southeastern United States in August and September 2004 caused extensive damage to six of our hotels. The deductibles for the multiple storms that hit these hotels aggregate to $3.1 million. Additionally, we may incur damages for building code compliance that are not covered by our insurance policies or exceed our coverage. Finally, we may incur capital expenditures on these hurricane damaged hotels that are not covered by insurance because it is practicable to complete these items while the property is under renovation but are outside of the damage caused by the hurricanes. Total estimated capital expenditures on these six hotels are forecast at $53.0 million, portions of which are not reimbursable by our insurance carriers. Failure by our insurance companies and our lenders to reimburse us for insurable claims on a timely basis, or at all, could materially and adversely affect us.

Competition in the lodging industry could have a material adverse effect on our business and results of operations.

      The lodging industry is highly competitive. No single competitor or small number of competitors dominates the industry. We generally operate in areas that contain numerous other competitors, some of which may have substantially greater financial strength than we have. Competitive factors in the lodging industry include, among others, oversupply in a particular market, franchise affiliation, reasonableness of room rates, quality of accommodations, service levels, convenience of locations and amenities customarily offered to the traveling public. There can be no assurance that demographic, geographic or other changes in markets will not adversely affect the future demand for our hotels, or that competing and new hotels will not pose a greater threat to our business. Any of these factors could materially and adversely affect us.

Adverse conditions in markets in which we do substantial amounts of business could negatively affect our results of operations.

      Adverse economic conditions in markets, such as Pittsburgh, Baltimore/Washington, D.C., and Phoenix, in which we have multiple hotels, could significantly and negatively affect our revenue and results of operations. Our 13 hotels in these areas provided approximately 24.2% of our 2004 continued operations revenue and approximately 18.7% of our 2004 continued operations total available rooms. As a result of this geographic concentration of our hotels, we are particularly exposed to the risks of downturns in these markets, which could have a material adverse affect on our profitability.

The lodging business is seasonal.

      Demand for accommodations vary seasonally. The high season tends to be the summer months for hotels located in colder climates and the winter months for hotels located in warmer climates. Aggregate demand for accommodations at the hotels in our portfolio is lowest during the winter months. We generate substantial cash flow in the summer months compared to the slower winter months. If adverse factors affect our ability to generate cash in the summer months, the impact on our profitability is much greater than if similar factors occur during the winter months.

We are exposed to potential risks of brand concentration.

      As of March 1, 2005, we operate 86% of our hotels under Holiday Inn and Marriott flags, and therefore, are subject to potential risks associated with the concentration of our hotels under limited brand names. If any of these brands suffer a major decline in popularity with the traveling public, it could adversely affect our revenue and profitability.

We have experienced significant changes in our senior management team.

      There have been a number of changes in our senior management team during the last two years and since our emergence from bankruptcy. Our chief executive officer was hired in July 2003 and our chief financial officer was promoted to her position in January 2005. If our new management team is unable to develop successful business strategies, achieve our business objectives or maintain effective relationships with employees, suppliers, creditors and customers, our ability to grow our business and successfully meet operational challenges could be impaired.

Our success is dependent on recruiting and retaining high caliber key personnel.

      Our ability to maintain or enhance our competitive position will depend to a significant extent on the efforts and ability of our executive and senior management, particularly our chief executive officer. Our future success and our ability to manage future growth will depend in large part upon the efforts of our management team and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. Our inability to retain our current management team and attract and retain other highly qualified personnel could hinder our business.

The increasing use of third-party travel websites by consumers may adversely affect our profitability.

      Some of our hotel rooms are booked through third-party travel websites such as Travelocity.com, Expedia.com, Priceline.com and Hotels.com. If these Internet bookings increase, these intermediaries may be in a position to demand higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. Although we expect to continue to derive most of our business through the traditional channels, if the revenue generated through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

We may be unable to utilize our net operating loss carryforwards.

      As of December 31, 2004, we had approximately $314 million of historical net operating loss carryforwards for federal income tax purposes, which includes an estimated $75 million of current year tax losses. Approximately $15 million of losses expired unused at December 31, 2004. To the extent that we do not have sufficient future taxable income to offset these net operating loss carryforwards, any unused losses will expire between 2005 and 2024. Our ability to use these net operating loss carryforwards to offset future income is also subject to annual limitations. An audit or review by the Internal Revenue Service could result in a further reduction in the net operating loss carryforwards available to us.

Many aspects of our operations are subject to government regulation, and changes in government regulations may adversely affect our results of operations and financial condition.

      A number of states and local governments regulate the licensing of hotels and restaurants, including occupancy and liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. Operators of hotels also are subject to the Americans with Disabilities Act, or ADA, and various employment laws, which regulate minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could increase our operating costs and reduce profitability.

Costs of compliance with environmental laws and regulations could adversely affect operating results.

      Under various federal, state, local and foreign environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for noncompliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances.

      The presence of these hazardous or toxic substances on a property could also result in personal injury or property damage or similar claims by private parties. In addition, the presence of contamination, or the failure to report, investigate or properly remediate contaminated property, may adversely affect the operation of the property or the owner’s ability to sell or rent the property or to borrow funds using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person.

      The operation and removal of underground storage tanks also are regulated by federal, state and local laws. In connection with the ownership and operation of our hotels, we could be held liable for the costs of remedial action for regulated substances and storage tanks and related claims.

      Some of our hotels contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, ACBMs. Operation and maintenance programs are typically developed for those hotels which are known to contain ACBMs.

      Many, but not all, of our hotels have recently undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental consultant. The purpose of a Phase I assessment is to identify potential sources of contamination for which the hotel owner or others may be responsible. None of the Phase I environmental site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on us. Nevertheless, it is possible that these assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware.

      Some of our hotels may contain microbial matter such as mold, mildew and viruses. The presence of microbial matter could adversely affect our results of operations. Phase I assessments performed on certain of our hotels in connection with our exit financing identified mold in four of our hotels. We have completed all necessary remediation for these properties. In addition, if any hotel in our portfolio is not properly connected to a water or sewer system, or if the integrity of any such system is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards.

      Any liability resulting from noncompliance or other claims relating to environmental matters could have a material adverse effect on our insurability for such matters in the future and on our results of operations, financial condition, liquidity and prospects.

The selling stockholders could sell large blocks of securities under this prospectus, which could cause the price of our common stock to decline.

      Upon the effectiveness of this registration statement, the selling stockholders may sell their securities in the public market through any means described in the section hereof entitled “Plan of Distribution”. Sales of substantial amounts of common stock or the perception that those sales could occur may adversely affect the market price for our common stock.

Our common stock could be de-listed from the American Stock Exchange if the listing standards are not maintained.

      The rules of the American Stock Exchange allow the exchange to de-list securities if it determines that a company’s securities fail to meet its guidelines in respect of corporate net worth, public float, number of shareholders, aggregate market value of shares or price per share. We cannot assure purchasers of our common stock that we will continue to meet the American Stock Exchange listing requirements. If our common stock is delisted from the American Stock Exchange, it would likely trade on the OTC Bulletin

Board, which is a quotation service for securities that are not listed or traded on a national securities exchange. The OTC Bulletin Board is viewed by most investors as less desirable and a less liquid marketplace. Thus, delisting from the American Stock Exchange could result in investors being unable to liquidate their investment or make trading our shares more difficult or expensive for investors, leading to declines in share price. It would also make it more difficult for us to raise additional capital. In addition, we would incur additional costs under state blue sky laws to sell equity if our common stock is not traded on a national securities exchange.

Our stock price may be volatile.

      The market price of our common stock could decline and fluctuate significantly in response to various factors, including:

•	Actual or anticipated variations in our results of operations;

•	Announcements of new services or products or significant price reductions by us or our competitors;

•	Market performance by our competitors;

•	Future issuances of our common stock, or securities convertible into or exchangeable or exercisable for our common stock, by us directly, or the perception that such issuances are likely to occur;

•	Sales of our common stock by stockholders or the perception that such sales may occur in the future;

•	The size of our market capitalization;

•	Loss of our franchises;

•	Default on our indebtedness and/or foreclosure of our properties;

•	Changes in financial estimates by securities analysts; and

•	Domestic and international economic, legal and regulatory factors unrelated to our performance.

We may never pay dividends on our common stock, in which event investors’ only return on their investment, if any, will occur on the sale of our common stock.

      We have not yet paid any dividends on our common stock, and we do not intend to do so in the foreseeable future. As a result, an investor’s only return on its investment, if any, will occur on the sale of our common stock.

Our charter documents, employment contracts and Delaware law may impede attempts to replace or remove our management or inhibit a takeover, which could adversely affect the value of our common stock.

      Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that you might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example:

•	Authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

•	Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings; and

•	Requiring all stockholder action to be taken at a duly called meeting, not by written consent.

      In addition, we have entered, and could enter in the future, into employment contracts with certain of our employees that contain change of control provisions.

FORWARD-LOOKING INFORMATION

      This prospectus contains a number of statements about the future. These statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These include managements’ expectations, statements that describe anticipated revenues, capital expenditures and other financial items, statements that describe Lodgian’s business plans and objectives, and statements that describe the expected impact of competition, government regulation, litigation and other factors on Lodgian’s future financial condition and results of operations. The words “may”, “should”, “expect”, “believe”, “anticipate”, “project”, “estimate”, and similar expressions are intended to identify forward-looking statements. Certain factors are not within Lodgian’s control and hence readers are cautioned not to put undue reliance on forward looking statements.

WHERE YOU CAN FIND MORE INFORMATION

      Lodgian files annual, quarterly and other reports, proxy statements and other documents with the SEC. You may read and copy any document Lodgian files at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Lodgian’s SEC filings are also available to you on the SEC’s Web site at http://www.sec.gov.

      This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Lodgian’s, you should refer to the exhibits that are a part of the registration statement or the prospectus supplement for a copy of the referenced contract or document.

      The SEC allows Lodgian to “incorporate by reference” into this prospectus information that Lodgian files with the SEC in other documents. This means that Lodgian can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is an important part of this prospectus, and information that Lodgian files with the SEC in the future and incorporates by reference will automatically update and may supersede the information contained in this prospectus. Lodgian incorporates by reference the following documents:

•	Lodgian’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 23, 2005;

•	Lodgian’s Form 12b-25 (NT 10-K) filed with the SEC on March 17, 2005;

•	Lodgian’s Current Report on Form 8-K filed with the SEC on January 21, 2005 (only with respect to Items 1.02 and 5.02 contained therein);

•	Lodgian’s Current Report on Form 8-K filed with the SEC on February 4, 2005;

•	Lodgian’s Current Report on Form 8-K filed with the SEC on February 8, 2005;

•	Lodgian’s Current Report on Form 8-K filed with the SEC on February 9, 2005;

•	Lodgian’s Current Report on Form 8-K filed with the SEC on March 4, 2005;

•	Lodgian’s Current Report on Form 8-K filed with the SEC on March 17, 2005;

•	Lodgian’s Quarterly Report on Form 10-Q for the three months ended March 31, 2005, filed with the SEC on May 10, 2005;

•	Lodgian’s Amendment No. 1 to Form 8-K filed with the SEC on June 2, 2005; and

•	The description of Lodgian’s common stock contained in its registration statement on Form 8-A filed with the SEC on November 26, 2002 (Commission File No. 001-14537), including any amendments or reports filed for the purpose of updating such description.

      All documents that Lodgian will file with the SEC under the provisions of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus and prior to the termination of any offering of securities under this prospectus shall be deemed to be incorporated by reference and to be a part of this prospectus from the date such documents are filed; provided, however, that we are not incorporating any information furnished under Item 9 or Item 12 (prior to August 23, 2004) or Item 2.02 or Item 7.01 of any Current Report on Form 8-K (unless otherwise indicated).

      Lodgian will provide to you without charge, a copy of any or all documents incorporated by reference into this prospectus except the exhibits to those documents (unless they are specifically incorporated by reference in those documents). You may request copies by contacting: Daniel E. Ellis, Lodgian, Inc., 3445 Peachtree Road, N.E. — Suite 700, Atlanta, Georgia 30326, telephone number (404) 364-9400.

USE OF PROCEEDS

      Lodgian will not receive any of the proceeds from the sale of the securities offered in this prospectus. All of the proceeds from the sale of the securities will be paid directly to the selling stockholders.

SELLING STOCKHOLDERS

      The following table sets forth information with respect to the selling stockholders whose securities are covered by this prospectus. The information provided in the table below has been furnished to Lodgian by the selling stockholders and other sources which Lodgian has not verified. Lodgian calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of the date of this prospectus. Lodgian may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

      The selling stockholders may from time to time offer and sell any or all of their securities under this prospectus. Due to the fact that the selling stockholders are not obligated to sell their securities, and because the selling stockholders may also acquire Lodgian’s publicly traded securities, Lodgian cannot estimate how many securities the selling stockholders will beneficially own after this offering. If the selling stockholders sell all of the securities under this prospectus and do not acquire any other of Lodgian’s securities, they will not own any substantial amount of Lodgian’s equity securities.

      Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) is a registered broker-dealer. As such, this broker-dealer is deemed to be an underwriter of our common stock. We are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stability transactions involving the purchase or distribution of these securities by this selling stockholder. Merrill Lynch served as joint lead managing underwriter in our June 2004 public offering of $192 million of our common stock; in addition, Merrill Lynch Mortgage Lending, Inc., an affiliate of Merrill Lynch, has provided us approximately $370 million in mortgage financing.

      Each of Oaktree Capital Management, LLC (“Oaktree”) and BRE/HY Funding, LLC (“BRE/HY”) is an affiliate of a registered broker-dealer. Each of these selling stockholders has indicated to us that they have purchased the securities in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Oaktree currently has two directors, and BRE/HY currently has one director, serving on our board of directors.

				Percentage of
	Common Stock		Common Stock	Common Stock
	Beneficially		Beneficially	Beneficially Owned
	Owned		Owned
	Before	Common Stock	After	Before	After
Name of Selling Stockholder	Offering(1)	Being Offered	Offering(2)	Offering	Offering(2)

Oaktree Capital Management, LLC(3)	2,817,577	2,817,577	—	11.5%	*
BRE/ HY Funding, LLC(4)	1,326,909	1,326,909	—	5.4%	*
Merrill Lynch, Pierce, Fenner & Smith Incorporated(5)	890,033	629,422	260,611	3.6%	1.1%

*	Less than one percent

(1)	Ownership percentages are based on 24,544,462 shares of common stock outstanding as of March 1, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares and includes any security that such person or persons have or have the right to acquire within 60 days.

(2)	Assumes that the selling stockholders will sell all securities they currently hold in the offering, except that Merrill Lynch is not offering for sale 256,324 shares of common stock, 3,571 Class A Warrants and 716 Class B Warrants under this prospectus.

(3)	The shares of common stock include (i) 2,512,726 shares of common stock held by OCM Real Estate Opportunities Fund II, L.P. (“OCM Fund II”), (ii) 267,855 shares of common stock held by OCM Real Estate Opportunities Fund III, L.P. (“OCM Fund III”), (iii) 8,283 shares of common stock held by OCM Real Estate Opportunities Fund IIIA, L.P. (“OCM Fund IIIA”) and (iv) 28,713 shares of common stock held by a third party separate account (the “Account”). Oaktree Capital Management, LLC (“Oaktree”) is (x) the general partner of OCM Fund II, (y) the managing member of OCM Real Estate Opportunities Fund III GP, LLC, which is the general partner of OCM Fund III and OCM Fund IIIA, and (z) the investment manager for the Account. Accordingly, Oaktree may be deemed to beneficially own the shares of common stock owned by OCM Fund II, OCM Fund III, OCM Fund IIIA and the Account. Oaktree disclaims any such beneficial ownership. To the extent that Russel S. Bernard, a principal of Oaktree, and Sean F. Armstrong, a managing director of Oaktree, participate in the process to vote or to dispose of shares of common stock beneficially owned by Oaktree, each may be deemed to be a beneficial owner of such shares of common stock. Messrs. Bernard and Armstrong, each of whom is a director of Lodgian, disclaim any such beneficial ownership. Oaktree’s business address is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(4)	BRE/HY’s business address is 345 Park Avenue, 31st Floor, New York, New York 10154. Kenneth A. Caplan, a managing director of The Blackstone Group L.P. (“Blackstone”), an affiliate of BRE/HY, may be deemed to be a beneficial owner of securities owned by BRE/HY. Mr. Caplan, who is a director of Lodgian, disclaims any such beneficial ownership. Blackstone Real Estate Partners III L.P. is the managing member of BRE/HY Funding L.L.C. Blackstone Real Estate Management Associates III L.P. is the general partner of Blackstone Real Estate Associates III L.P., which is the general partner of Blackstone Real Estate Partners III L.P. BREA III L.L.C. is the general partner of Blackstone Real Estate Management Associates III L.P., and Peter G. Peterson and Stephen A. Schwarzman are the founding members of BREA III L.L.C.

(5)	This number includes 3,571 shares of common stock issuable upon exercise of outstanding Class A Warrants with an exercise price of $54.87 per share and 716 shares of common stock issuable upon exercise of outstanding Class B Warrants with an exercise price of $76.32 per share. This registration statement only covers the sale by Merrill Lynch of 629,422 shares of common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated is a wholly owned subsidiary of Merrill Lynch & Co., Inc., a publicly held company owned by a wide shareholder base. Merrill Lynch & Co., Inc. disclaims beneficial ownership of all shares of Lodgian common stock. Merrill Lynch’s business address is 4 World Financial Center, North Tower, 12th Floor, New York, New York 10080.

PLAN OF DISTRIBUTION

      Lodgian is registering the securities on behalf of the selling stockholders. As used herein, “selling stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received from a selling stockholder after the date of this prospectus. Lodgian will receive no proceeds from this offering.

      Upon effectiveness of this registration statement, the selling stockholders may sell their securities in the public market through any means described below.

      Any selling stockholder may offer any of its securities at various times in one or more of the following transactions (which may include block transactions):

•	in one or more exchanges or over-the-counter market transactions;

•	in private transactions other than exchange or over-the-counter market transactions;

•	through short sales, put and call option or other derivative transactions, although neither Lodgian nor any of the selling stockholders concedes that any such transactions would constitute a sale of the securities for purposes of the Securities Act;

•	through underwriters, brokers or dealers (who may act as agent or principal) who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of securities for whom they may act as agent or to whom they sell as principal, or both (which compensation as to a particular underwriter, dealer or agent might be in excess of customary commissions);

•	directly to one or more purchasers;

•	through agents;

•	through distribution by a selling stockholder or its successor in interest to its members, partners or shareholders;

•	in negotiated transactions;

•	by pledge to secure debts and other obligations; or

•	in a combination of such methods.

      A selling stockholder also may resell all or a portion of its securities in open market transactions in reliance upon Rule 144 under the Securities Act provided it meets the criteria and conforms to the requirements of Rule 144.

      A selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with a selling stockholder. A selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or their financial institution of the securities offered hereby, which securities such broker-dealer or their financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      A selling stockholder may offer and sell securities other than for cash. In such event, any required details of the transaction will be set forth in a prospectus supplement.

      The selling stockholders and any underwriters, dealers or agents that participate in the distribution of securities may be deemed to be underwriters, and any profit on the sale of securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Merrill Lynch, a selling stockholder, is a registered broker-dealer and thus is deemed to be an underwriter under the Securities Act. Merrill Lynch will be subject to the prospectus delivery requirements of the Securities Act, and any commissions received by them and any profit on the resale of shares will be deemed to be underwriting compensation. We are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stability transactions involving the purchase or distribution of these securities by this selling stockholder. Merrill Lynch served as joint lead managing underwriter in our June 2004 public offering of $192 million of our common stock; in addition, Merrill Lynch Mortgage Lending, Inc., an affiliate of Merrill Lynch has provided us approximately $370 million in mortgage financing. If Lodgian is advised of a material change in the plan of distribution, Lodgian will cause appropriate amendments to the registration statement of which this prospectus forms a part to be filed with the SEC reflecting such engagement or other change. See “Where You Can Find More Information.”

      At the time a particular offer of securities is made, to the extent required, a prospectus supplement will be provided by Lodgian and distributed by the relevant selling stockholder which will set forth the aggregate amount and type of the securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discount, commissions or concessions allowed or reallowed or paid to dealers.

      The securities may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at market prices prevailing at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling stockholders or by agreement between the selling stockholders and underwriters or dealers.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of securities may not simultaneously engage in market-making activities with respect to such securities for a period of nine business days prior to the commencement of such distribution and ending upon the completion of such distribution. In addition to and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the securities by the selling stockholders. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

      Pursuant to the Registration Rights Agreements, Lodgian is obligated to pay all of the expenses incident to its performance of or compliance with the terms of the Registration Rights Agreements, including, without limitation:

•	all registration, filing and National Association of Securities Dealers fees and expenses;

•	all fees and expenses associated with compliance with federal securities and state Blue Sky or securities laws;

•	all expenses of printing (including printing of certificates for the common stock, Class A Warrants, Class B Warrants and the prospectuses), messenger and delivery services and telephone;

•	all fees and disbursements of counsel for Lodgian and the selling stockholders, except to the extent otherwise provided in the Registration Rights Agreements;

•	all application and filing fees in connection with listing the securities on a securities exchange pursuant to the requirements hereof; and

•	all fees and disbursements of independent certified public accountants of Lodgian (including the expenses associated with preparing any special audit and comfort letters required by or incident to such performance or compliance). The selling stockholders will be responsible for the expense of any broker’s commission, agency fee or underwriter’s discount or commission in connection with the sale of the Securities.

      The selling stockholders, and any underwriter they may utilize, and their respective controlling person are entitled to be indemnified by Lodgian against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for Lodgian by Morris, Manning & Martin, LLP.

EXPERTS

      The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Lodgian’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Lodgian, Inc.

PROSPECTUS

June 29, 2005